CANADIAN WESTERN BANK

82-4478

August 31, 2005

Mr. Paul Dudek
S.E.C. - International Corporate Finance
450 Fifth Street North West
Mail Stop 3 - 9
Washington DC 20549
USA

Dear Mr. Dudek:

Attached please find the latest release from Canadian Western Bank, dated August 31, 2005 for filing as required by Rule 12g3-2(b), titled: "Canadian Western Bank Reports Record Earnings, Revenue and EPS".

Yours truly,
CANADIAN WESTERN BANK

Carolyn Graham, CA
Senior Assistant Vice-President
and Chief Accountant

Enclosure

Suite 2300, 10303 Jasper Avenue, Edmonton, Alberta T5J 3X6 Tel: 780.423.8888 Fax: 780.423.8897 www.cwbank.com

CANADIAN WESTERN BANK
Think Western®

NEWS RELEASE

Canadian Western Bank Reports Record Earnings, Revenue and EPS

Net income growth of 30%
Total revenue (teb) growth of 19%
Diluted EPS growth of 23%

EDMONTON, August 31, 2005 - Canadian Western Bank (CWB on TSX) today announced record net income and revenues in its 69th consecutive quarter of profitability. Third quarter net income of $15.2 million was up 30% over the same quarter last year while total revenues, on a taxable equivalent basis, of $50.1 million were up 19% over the same period. Year-to-date, net income was $39.6 million, an increase of 26% over the same period last year.

The third quarter results reflect an increase in banking and trust earnings of 30%. This increase was driven by loan growth of 5% in the quarter and 12% in the last year as well as reduced funding costs, which benefited from very strong growth in lower cost deposits.

CWB's insurance subsidiary, Canadian Direct Insurance, contributed $1.7 million to net income this quarter. These earnings were up $421,000 over the third quarter last year reflecting net earned premium growth, increased investment income and a combined ratio of 90%.

The Board of Directors declared a quarterly dividend of $0.10 per common share payable on October 6, 2005 to shareholders of record on September 15, 2005.

Third Quarter Financial Highlights
(compared to the same quarter a year ago)

- Record net income of $15.2 million, up 30%.
- Record diluted earnings per share of $0.49, up 23%.
- Record total revenues (teb[1]) of $50.1 million, up 19%.
- Efficiency ratio (teb) of 47.0%, an improvement of 300 basis points.
- Total loans of $4.4 billion, up 12%.
- Lower cost demand and notice deposits of $1.2 billion, up 45%.
- Provision for credit losses of 0.23% of average loans, compared to 0.25%.

[1] Taxable equivalent basis, see definition on page 2.

"Growth and performance in all lines of business contributed to the best quarter of financial results in the history of Canadian Western Bank", said Larry Pollock, President and CEO. The quarterly increases in earnings and revenue reflect strong organic growth as both the current and comparison period include the operations of Canadian Direct Insurance and Valiant Trust Company. Both companies were acquired at the end of the second quarter of 2004.

"Both our core banking business and last year's acquisitions, which have demonstrated tremendous growth potential, continue to benefit from the thriving economic conditions in our key Western Canadian markets", added Mr. Pollock. "CWB is well on its way to another year of excellent financial performance, which we fully expect to include the achievement of double digit loan growth for the 16th consecutive year." Through nine months, CWB is meeting or exceeding all of its fiscal 2005 performance targets.

Financial Highlights

(unaudited) ($ thousands, except per share amounts)	For the three months ended July 31 2005	 April 30 2005	 July 31 2004	Change from July 31 2004	For the nine months ended July 31 2005	 July 31 2004	Change from July 31 2004
Results of Operations							
Net interest income (teb - see below)	**$ 36,964**	$ 33,306	$ 30,750	20 %	**$ 102,912**	$ 86,480	19 %
Less teb adjustment	**956**	883	930	3	**2,639**	2,585	2
Net interest income per financial statements	**36,008**	32,423	29,820	21	**100,273**	83,895	20
Other income	**13,123**	11,349	11,273	16	**35,609**	25,204	41
Total revenues (teb)	**50,087**	44,655	42,023	19	**138,521**	111,684	24
Total revenues	**49,131**	43,772	41,093	20	**135,883**	109,099	25
Net income	**15,212**	12,149	11,675	30	**39,577**	31,374	26
Return on common shareholders' equity	**13.8 %**	11.7 %	13.4 %	40 bp[1]	**12.6 %**	12.5 %	10 bp[1]
Return on average total assets	**1.13**	0.96	1.01	12	**1.02**	0.94 %	8
Earnings per common share[2]							
Basic	**$ 0.50**	$ 0.40	$ 0.43	16 %	**$ 1.32**	$ 1.18	12 %
Diluted	**0.49**	0.39	0.40	23	**1.27**	1.07	19
Efficiency ratio (teb)	**47.0 %**	50.8 %	50.0 %	(300) bp	**49.2 %**	49.1 %	10 bp
Efficiency ratio	**48.0**	51.9	51.1	(310)	**50.1**	50.3	(20)
Net interest margin (teb)	**2.75**	2.64	2.65	10	**2.66**	2.59	7
Net interest margin	**2.67**	2.57	2.57	10	**2.59**	2.51	8
Provision for credit losses as a percentage of average loans	**0.23**	0.25	0.25	(2)	**0.25**	0.25	-
Per Common Share[2]							
Cash dividends	**$ 0.100**	$ 0.090	$ 0.075	33 %	**$0.280**	$0.300	(7) %[3]
Book value	**14.57**	14.17	13.06	12	**14.57**	13.06	12
Closing market value	**31.07**	27.31	20.70	50	**31.07**	20.70	50
Common shares outstanding (thousands)	**30,577**	30,534	26,912	14	**30,577**	26,912	14
Balance Sheet and Off-Balance Sheet Summary							
Assets	**$ 5,423,947**	$ 5,260,424	$ 4,767,065	14 %			
Loans	**4,384,646**	4,156,519	3,898,759	12			
Deposits	**4,670,659**	4,522,077	4,139,771	13			
Subordinated debentures	**128,126**	128,126	114,621	12			
Shareholders' equity	**445,407**	432,797	351,449	27			
Assets under administration	**2,788,785**	2,374,664	1,637,940	70			
Capital Adequacy							
Tangible common equity to risk-weighted assets	**9.9 %**	10.1 %	8.7 %	120 bp			
Tier 1 ratio	**9.9**	10.1	8.7	120			
Total ratio	**12.8**	13.2	11.6	120			

(1) bp - Basis point change.

(2) A stock dividend effecting a two-for-one split of the Bank's common shares was declared and paid during the first quarter of 2005. All prior period common share and per common share information has been restated to reflect this effective split.

(3) The dividend policy was amended to be quarterly instead of semi-annual during the first quarter of fiscal 2004. The dividend rate for 2004 appears unusually high as it included the last semi-annual dividend.

Taxable Equivalent Basis (teb)

Most banks analyze revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt 'ncome on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles and therefore may not be comparable to similar measures presented by other banks.

Message to Shareholders

Your Bank is pleased to report strong third quarter results including record net income which was up 30% over the third quarter last year and 26% year-to-date. Total revenues (teb) also reached record levels and were up 19% in the quarter and 24% year-to-date.

We are particularly pleased with the growth this quarter as the comparative prior year period now includes results from Canadian Direct Insurance and Valiant Trust Company which were acquired at the end of the second quarter of 2004. The third quarter earnings mark CWB's 69th consecutive profitable quarter, a period spanning more than 17 years.

Share Price Performance

CWB shares ended the third quarter at $31.07, up from $20.70 one year ago. Including reinvested dividends, return to shareholders was 52% over this period which compares favorably to the 20% return on the S&P/TSX Financials Index over the same timeframe.

Dividends

On August 31, 2005, CWB declared a dividend of $0.10 per common share, payable on October 6, 2005 to shareholders of record on September 15, 2005.

Core Business Growth

The third quarter was one of record performance for our banking and trust segment with net income up 30% over the same quarter last year and 18% year-to-date. A key factor in this growth was strong loan growth of 5% in the quarter and 12% in the last twelve months. Segment net income also benefited significantly from reduced funding costs as we continue to generate very strong growth in lower cost deposits raised through our branch network and Canadian Western Trust. These deposits increased 27% in the past year with the lower cost demand and notice component up a very strong 45% over the same timeframe.

Loan Growth

The achievement of total loan growth of 5% over the previous quarter is the result of strong performance across all sectors including our energy portfolio where growth has been difficult to achieve in part due to strong liquidity in the sector. Our alternative residential mortgage initiative continues to meet our expectations for growth and credit quality during its start-up phase. With total loan growth of 12% in the last twelve months and the healthy new loan deal flow we are currently experiencing, we fully expect that fiscal 2005 will be your Bank's 16th consecutive year of double digit loan growth.

Credit Quality

A significant factor in the quality and consistency of our earnings has been the stable and strong credit quality of our loan portfolio. This quality is reflected in increases in our coverage ratios and a reduction in net new specific provisions.

Insurance

Our insurance subsidiary Canadian Direct Insurance provided a contribution to earnings of $1.7 million in the quarter. Canadian Direct's business model of combining disciplined underwriting with price leadership and efficient and highly effective customer service has proven to be successful in British Columbia where the company is a well established provider of home and optional automobile insurance. Canadian Direct's growth rates for British Columbia auto insurance are expected to slow as a result of competitive rate decreases announced in June by provincially owned Insurance Corporation of British Columbia (ICBC). In Alberta, Canadian Direct's model is gaining market acceptance as demonstrated by policy growth rates in excess of 30% in both auto and home insurance.

On April 19, 2005, the Province of Alberta announced a six percent reduction in compulsory automobile insurance premiums, effective for policies issued or renewed after July 1, 2005. In an application to the Superintendent of Insurance, Canadian Direct successfully demonstrated that it is a provider of low cost automobile insurance and received an exemption from the roll-back. On July 27, 2005, the Province of Alberta announced a further four percent reduction, effective for policies issued or renewed after November 1, 2005. Canadian Direct has again applied to be exempted from the roll-back.

Valiant Trust

In June, Valiant Trust opened a Vancouver office staffed and supported by an experienced team of trust service professionals. Valiant currently offers stock transfer agency and corporate trust services to more than 180 public companies and income trusts in Alberta and will be targeting new opportunities for growth in British Columbia. We are optimistic that our customer-focused approach will be successful in this new market.

Outlook

Through nine months, your Bank is meeting or exceeding all performance targets for fiscal 2005 and we are optimistic that we can maintain our current momentum through the remainder of the year. Economic conditions in Western Canada continue to be robust translating into strong growth prospects in 2006 and beyond for all of our lines of business, particularly in deposit generation and our commercial lending business.

Going forward, we will continue to look to our committed people, strong culture and unique Think Western approach of specialty service to generate profitable organic growth for shareholders. We will also continue to seek opportunities to grow our existing lines of business through acquisitions that are accretive and a good strategic and cultural fit with our organization. We look forward to reporting to you on our results for the fourth quarter and fiscal 2005 on December 8, 2005.

Q3 Conference Call

The CWB conference call is scheduled for Wednesday, August 31, 2005 at 1:30 p.m. ET (11:30 a.m. MT). The Bank's executives will comment on the third quarter results and respond to questions from analysts and institutional investors. The conference call may be accessed on a listen-only basis.

You may access the call by dialing 416-640-4127 or toll-free 1-800-814-3911. It will also be broadcast live on the Bank's website, www.cwbank.com. The webcast will be archived on the Bank's website for 60 days.

A replay of the conference call is available until September 14, 2005 by dialing 416-640-1917 or toll-free 1-877-289-8525 and entering passcode 21111837#.

About Canadian Western Bank

Canadian Western Bank offers highly personalized service through its 31 branch locations and is the largest Schedule I chartered bank headquartered in and regionally focused on Western Canada. The Bank, which has total assets of $5.4 billion, specializes in mid-market commercial lending and offers a full range of retail services. Trust services to independent financial advisors, corporations, income trusts and individuals are also provided through the Bank's subsidiaries, Canadian Western Trust and Valiant Trust Company. Canadian Direct Insurance Incorporated is a wholly owned subsidiary providing personal automobile and property insurance directly to customers in British Columbia and Alberta. The common shares of Canadian Western Bank are listed on the Toronto Stock Exchange under the trading symbol of 'CWB'. For more information see the Bank's website at www.cwbank.com.

Canadian Banking Industry

Comparative performance indicators of the Canadian banking industry referred to in this document are obtained from the published results of the other publicly-traded Schedule I banks (Bank of Montreal, Canadian Imperial Bank of Commerce, Laurentian Bank of Canada, National Bank of Canada, Royal Bank Financial Group, Scotiabank and TD Bank Financial Group). Readers are cautioned that the banks in this industry group have operations and asset size that may not be directly comparable to each other or to Canadian Western Bank.

Forward-looking Statements

From time to time we make written and verbal forward-looking statements about our objectives and strategies, operations and targeted financial results. These may be included in our Annual Reports, regulatory filings, reports to shareholders, press releases, corporate presentations and other communications. These forward-looking statements are inherently subject to risks and uncertainties beyond the Bank's control, including, but not limited to, fluctuations in interest rates and currency values, changes in economic and political conditions, legislative or regulatory developments, technological developments and competition. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements and the reader is therefore cautioned not to place undue reliance on these statements. We do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by us or on our behalf.

-30-

FOR FURTHER INFORMATION CONTACT:

Larry M. Pollock
President and Chief Executive Officer
Canadian Western Bank
Phone: (780) 423-8888

Matt Colpitts
Senior Manager, Investor and Public Relations
Canadian Western Bank
Phone: (780) 441-3770
E-mail: matt.colpitts@cwbank.com

Management's Discussion and Analysis

This management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements for the period ended July 31, 2005, as well as the audited consolidated financial statements and MD&A for the year ended October 31, 2004, which are available on SEDAR at www.sedar.com. Except as discussed below, the factors discussed and referred to in the MD&A for fiscal 2004 remain substantially unchanged.

Overview

In the third quarter of fiscal 2005, Canadian Western Bank (CWB or the Bank) posted record quarterly net income, led by record revenues. The period also marked the Bank's 69th consecutive quarter of profitability. Net income for the quarter was $15.2 million, an increase of 30% ($3.5 million) over the same quarter last year, with record earnings from both core banking and trust operations ($13.56 million) and Canadian Direct Insurance Incorporated (Canadian Direct) ($1.65 million).

A highlight of the quarter was the achievement of record revenues. Total revenues on a tax equivalent basis (teb – see definition on page 2) increased 19% over the same quarter last year with strong growth in both net interest income and other income. Net interest income (teb) increased 20% year-over-year, benefiting from 12% loan growth and 45% growth in lower cost deposits. Other income, which includes net revenues from insurance operations, increased 16% over the same quarter last year.

The third quarter net income of $15.2 million increased 25% ($3.1 million) from the second quarter with a portion of the increase due to three more interest earning days in the quarter. On a per day basis, net interest income (teb) of $402,000 was generated in the third quarter. Year-to-date, net income was $39.6 million, an increase of 26% ($8.2 million) over the same period last year. Comparative financial information referred to in this MD&A for the nine months ended July 31, 2004 includes comparative revenue and expense results for Canadian Direct and Valiant Trust Company (Valiant Trust) for only three months as both were acquired at the end of the second quarter of 2004.

Third quarter diluted earnings per share increased 23% to a record $0.49 ($0.50 basic) from $0.40 ($0.43 basic) in the same quarter last year. Return on assets was 1.13% compared to 1.01% in the same quarter last year and return on equity was 13.8% compared to 13.4% one year ago. The 30% increase in third quarter earnings did not produce as noticeable an increase in return on equity due to the conversion of $42.5 million of subordinated debentures into common shares that occurred in the first quarter.

On a year-to-date basis, diluted earnings per share was $1.27 ($1.32 basic), up 19% from $1.07 ($1.18 basic) in the same period last year. Year-to-date return on equity and return on assets were 12.6% and 1.02% respectively, compared to 12.5% and 0.94% a year ago.

Total Revenues (teb)

Total revenues (teb), which are comprised of net interest income and other income, were a record $50.1 million in the quarter, an increase of 19% ($8.1 million) over the same quarter last year and 12% ($5.4 million) over the previous quarter. Year-to-date, total revenues (teb) were $138.5 million, an increase of 24% over the prior year period.

Net Interest Income (teb)

Net interest income (teb) was $37.0 million for the quarter, an increase of 20% over the third quarter last year. This increase reflects 16% growth in average interest earning assets as well as an improvement in the net interest margin to 2.75% from 2.65%. The improved margin reflects strong growth in lower cost branch generated deposits (which reduces funding cost by improving deposit mix) and interest penalties due to higher volumes of early loan payouts, partially offset by a higher proportion of lower yielding cash and securities. On a year-to-date basis, net interest income (teb) was $102.9 million, up 19% over the same period last year.

In comparison to the second quarter, net interest income increased 11% ($3.7 million) as a result of a 3% increase in average interest earning assets, an expansion in the net interest margin to 2.75% from 2.64% and the impact of three additional days in this quarter. The expanded margin also reflects the reduction in funding costs and interest penalties noted above.

Note 9 to the unaudited interim financial statements summarizes the interest rate risk position as at July 31, 2005. Interest rate risk or sensitivity is defined as the impact on net interest income, both current and future, resulting from a change in market interest rates. Based on the interest rate gap position as at July 31, 2005, it is estimated that a one percentage point increase in all interest rates would cause a decrease in net interest income of approximately one-half of one percent, compared to a decrease of one percent at April 30, 2005.

Other Income

Other income for the third quarter was a record $13.1 million, up 16% ($1.9 million) over the same quarter last year. The growth reflects increases in credit related fees ($727,000), net insurance revenues ($649,000), gains on sale of securities ($291,000) and retail fees ($279,000). On a year-to-date basis, other income increased $10.4 million to $35.6 million. The increase primarily reflects additional contributions of $8.1 million from Canadian Direct and $1.8 million from Valiant Trust (which were only included for three months last year) combined with strong growth in credit related, other trust and retail fees partially offset by a reduction in gains on sales of securities.

In comparison to the previous quarter, other income was up 16% ($1.8 million) due to growth in all areas of operations as well as gains on security sales.

At July 31, 2005, unrealized gains in the securities portfolio totalled $1.2 million compared to unrealized losses of $12,000 at the end of the second quarter and $388,000 one year ago. The changes in the unrealized value of the securities portfolio over the past year primarily reflect fluctuations in interest rates.

Credit Quality

Credit quality remained strong with the third quarter provision for credit losses at 23 basis points of average loans, a slight decrease from 25 basis points of average loans for both the prior quarter and one year ago. Year-to-date, the provision for credit losses was 25 basis points of average loans, consistent with the prior year. Net new specific provisions were $1.4 million this quarter compared to $0.8 million in the same quarter last year. Year-to-date, net new specific provisions were $2.4 million compared to $6.8 million in the same period last year.

At July 31, 2005, gross impaired loans of $15.8 million decreased from $21.8 million at the end of the previous quarter and $22.2 million at July 31, 2004. Over the last two years, gross impaired loans have remained at historically low levels. The dollar level of gross impaired loans is expected to fluctuate over time within the Bank's range of acceptable levels as loans become impaired and are subsequently resolved. Overall, the quality of the loan portfolio is expected to remain strong.

Reflecting both the reduction in gross impaired loans and the overall quality of the portfolio, the total allowance for credit losses (general and specific) represented 288% of gross impaired loans at the end of the third quarter, compared to 201% at April 30, 2005 and 169% at July 31, 2004. The general allowance remained strong at 82 basis points of risk-weighted loans at July 31, 2005, compared to 84 basis points at the end of the previous quarter and 75 basis points one year ago.

Non-interest Expenses

Non-interest expenses were $23.6 million in the third quarter, an increase of 12% ($2.6 million) over the same quarter last year. The increase is primarily due to the operating expenses of three new branches as well as increased staffing levels related to business growth, annual salary adjustments and other initiatives. Also contributing to the increase was additional non-cash stock-based compensation charges, which increased $155,000 over the same quarter last year to total $388,000 in the third quarter. In comparison to the previous quarter, non-interest expenses increased due to certain human resource related costs and professional services. Year-to-date, non-interest expenses increased 24% ($13.2 million) to $68.1 million. A large portion of the increase reflects the additional operating expenses ($6.4 million) and amortization of intangible assets ($205,000) associated with Canadian Direct and Valiant Trust, both of which were acquired at the end of the second quarter of 2004, as well as increased non-cash stock-based compensation charges ($537,000). Excluding the impact of these items, non-interest expenses increased 11% ($6.3 million) over the same period last year, due to the same factors discussed above for the quarter over quarter growth.

CWB's industry leading efficiency ratio (teb), which measures non-interest expenses as a percentage of total revenues, improved to 47.0% for the quarter as compared to 50.8% in the previous quarter and 50.0% in the third quarter last year. Year-to-date, the efficiency ratio (teb) was 49.2% compared to 49.1% in the prior year.

Income Taxes

The income tax rate (teb) was 37.0% for the first nine months of 2005 as compared to 37.2% one year ago while the tax rate before the teb adjustment for the same period was 34.2% compared to 33.8% in the prior year.

Balance Sheet

Total assets increased 3% ($164 million) in the third quarter, 10% ($505 million) year-to-date and 14% ($657 million) in the past twelve months to total $5,424 million at July 31, 2005.

Cash and Securities

Cash, securities and securities purchased under resale agreements totalled $910 million at July 31, 2005 compared to $977 million at April 30, 2005 and $745 million one year ago.

Loans

Loans increased 5% ($228 million) in the quarter, 12% ($455 million) year-to-date and 12% ($486 million) in the past twelve months to total $4,385 million at July 31, 2005. The third quarter increase reflects growth in all sectors of the loan portfolio, including the energy portfolio which had been reducing over most of the past year in part due to strong liquidity in the sector. Overall, new loan deal flow remains healthy and with 12% growth in the first nine months, the Bank is very well positioned to achieve its 16th consecutive year of double digit loan growth.

Deposits

Increasing the proportion of branch generated deposits (which includes deposits generated by Canadian Western Trust), and in particular the lower cost demand and notice component, is a key strategic focus for the Bank due to the significant leverage on core profitability that can be achieved. The proportion of branch deposits to total deposits improved to 66% at the end of the third quarter, compared to 64% at April 30, 2005 and 60% one year ago. The proportion of lower cost demand and notice deposits increased to 26% of total deposits at quarter end, compared to 25% at the end of the second quarter and 20% one year ago. This improved deposit mix has resulted in lower funding costs and provided a significant contribution to the strong growth in net interest income.

Branch deposits increased 7% ($204 million) in the quarter and were up 28% ($680 million) in the past year. The lower cost demand and notice component of branch deposits was up 6% in the quarter and 45% over one year ago. A portion of the total branch deposit growth reflects larger commercial balances, which can be subject to greater fluctuation. Approximately one third of the growth in lower cost deposits over the past year was generated by Canadian Western Trust, which continues to realize strong growth in its personal and corporate trust business. At July 31, 2005, total deposits, which also include deposits raised through an agent network and corporate wholesale balances, were $4,671 million, an increase of 3% in the quarter and 13% in the past year.

Other Assets and Other Liabilities

Other assets totalled $130 million at quarter end compared to $127 million at the end of the second quarter and $123 million a year ago, while other liabilities totalled $180 million compared to $177 million at the end of the previous quarter and $161 million one year ago.

Off-Balance Sheet

Off-balance sheet assets include trust assets under administration, which totalled $2,789 million at quarter end compared to $2,375 million at April 30, 2005 and $1,638 million one year ago. Beginning in fiscal 2005, assets under administration are reported at market value, which is more typical of industry practice. Prior periods, which are reported at book value, have not been restated. Other off-balance sheet assets relate to standard industry credit instruments (guarantees, standby letters of credit and commitments to extend credit) and derivative financial instruments (primarily interest rate swaps) used to reduce sensitivity to interest rate changes. Additional information on off-balance sheet assets is provided in the interim consolidated financial statements for the period ended July 31, 2005 as well as in the MD&A and audited consolidated financial statements for the year ended October 31, 2004 filed on SEDAR at www.sedar.com.

Capital Management

At July 31, 2005, the total capital adequacy ratio, which measures regulatory capital as a percentage of risk-weighted assets, was 12.8% compared to 13.2% at the end of the second quarter and 11.6% at July 31, 2004. The Tier 1 ratio was 9.9% at quarter end compared to 10.1% at April 30, 2005 and 8.7% one year ago. The Bank's Tier 1 capital is of the highest quality, comprised entirely of shareholders' equity, net of goodwill. The year-over-year increase in the total capital ratio reflects the issuance of $60.0 million of conventional subordinated debentures in the first quarter of 2005, while the increase in the Tier 1 ratio reflects the first quarter conversion of the remaining $42.5 million of convertible subordinated debentures into common shares.

Subsequent to quarter end, on August 31, 2005, the Board of Directors declared a quarterly cash dividend of $0.10 per common share payable on October 6, 2005 to shareholders of record on September 15, 2005.

On January 10, 2005, the Bank paid a stock dividend to its shareholders of one additional common share for each common share outstanding, which effectively achieved a two for one stock split. All share and per share information contained in this MD&A has been restated to give effect to the stock dividend.

At the end of the third quarter, book value per common share was $14.57 compared to $14.17 at April 30, 2005 and $13.06 one year ago.

Accounting Policy Changes

A summary of the Bank's significant accounting policies is presented in the notes to the 2004 audited consolidated financial statements. In addition, Note 2 to the unaudited interim consolidated financial statements for the period ended July 31, 2005 presents details of changes to significant accounting policies since October 31, 2004. Specifically, the changes to date in fiscal 2005 relate to new requirements for the consolidation of variable interest entities and the treatment of certain obligations as liabilities rather than equity. These changes have had no impact on the Bank's financial statements.

Updated Share Information

As at August 26, 2005, there were 30,578,667 common shares outstanding. Also outstanding were employee stock options, which are or will be exercisable into 2,037,062 common shares (2,047,710 authorized) for maximum proceeds of $34.3 million.

Summary of Quarterly Financial Information

	2005			2004				2003
($ thousands)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total revenues (teb)	**$50,087**	**$44,655**	$43,779	$41,651	$42,023	$35,158	$34,503	$33,858
Total revenues	**49,131**	**43,772**	42,979	40,338	41,093	34,304	33,702	33,299
Net income	**15,212**	**12,149**	12,216	12,787	11,675	9,842	9,857	9,604
Earnings per common share								
Basic	**0.50**	**0.40**	0.42	0.47	0.43	0.37	0.37	0.37
Diluted	**0.49**	**0.39**	0.40	0.43	0.40	0.34	0.34	0.33
Total assets ($ millions)	**5,424**	**5,260**	5,105	4,919	4,767	4,489	4,402	4,344

For details on variations between the prior quarters see the summary of quarterly results section of the Bank's MD&A for the year ended October 31, 2004 and the First and Second Quarter 2005 Reports to Shareholders, all available on SEDAR at www.sedar.com.

Results by Business Segment

Since the acquisition of Canadian Direct on April 29, 2004, CWB operates in two business segments: 1) banking and trust, and 2) insurance.

Banking and Trust

The operations of the banking and trust segment include commercial and retail banking services as well as personal and corporate trust services provided through CWB's wholly owned subsidiaries, Canadian Western Trust and Valiant Trust.

This segment generated record net earnings of $13.6 million in the third quarter, an increase of 30% over the same quarter last year. Total revenues (teb) reached record levels and grew 19% ($7.1 million) over one year ago reflecting loan growth of 12% in the last twelve months, as well as strong growth in credit and retail fees and increased gains on the sale of securities. In addition, the net interest margin increased 10 basis points over the same quarter last year due in part to 45% growth in lower cost notice and demand deposits and interest penalties related to higher volumes of early loan payouts. Non-interest expenses increased 12% ($2.2 million) over the same quarter last year due to increased non-cash stock based compensation as well as additional costs associated with new and expanded branch locations, increased staffing levels due to business growth, annual salary adjustments and various other initiatives. As the growth in total revenues surpassed the growth in non-interest expenses, the efficiency ratio improved to 46.8%.

In comparison to the previous quarter, this segment's earnings increased 24% ($2.7 million) due to three more interest earning days in the third quarter, 5% loan growth, an improved margin as discussed above as well as growth in credit, trust and retail fees and higher gains on sale of securities. Net interest income (teb) on a daily basis was $394,000 in the third quarter. On a year-to-date basis, earnings were $35.6 million, an increase of 18% ($5.5 million) over the same period last year. The increase was due to the improved margin, growth in fee income and gains on sale of securities as well as the additional contribution from Valiant Trust ($302,000) acquired at the end of the second quarter in 2004.

	For the three months ended			Change from	For the nine months ended		Change from
($ thousands)	July 31 2005	April 30 2005	July 31 2004	July 31 2004	July 31 2005	July 31 2004	July 31 2004
Net interest income (teb)	$ 36,287	$ 32,803	$ 30,230	20%	$ 101,184	$ 85,960	18%
Other income	8,709	7,363	7,666	14%	23,659	21,597	10%
Total revenues (teb)	44,996	40,166	37,896	19%	124,843	107,557	16%
Provision for credit losses	2,500	2,550	2,385	5%	7,600	6,855	11%
Non-interest expenses	21,039	20,300	18,793	12%	60,849	52,659	16%
Provision for income taxes (teb)	7,898	6,418	6,275	26%	20,801	17,901	16%
Net income	$ 13,559	$ 10,898	$ 10,443	30%	$35,593	$ 30,142	18%
Efficiency ratio (teb)	46.8%	50.5%	49.6%	(280) bp	48.7%	49.0%	(30) bp
Net interest margin (teb)	2.77%	2.66%	2.67%	10bp	2.68%	2.60%	8bp
Average loans ($ millions)	$ 4,272	$ 4,110	$ 3,759	14%	$ 4,129	$ 3,617	14%
Average assets ($ millions)	$ 5,203	$ 5,050	$ 4,508	15%	$ 5,045	$ 4,419	14%

bp – basis point

teb – taxable equivalent basis, see definition on page 2.

Insurance

The insurance segment consists of the operations of CWB's wholly owned subsidiary Canadian Direct, which provides property and casualty insurance directly to individuals in British Columbia and Alberta. Canadian Direct was acquired at the end of the second quarter of 2004, so comparative results for the nine months ended July 31, 2004 include Canadian Direct's operations for only three months.

In the third quarter, Canadian Direct generated net income of $1.7 million, an increase of $421,000 over the same quarter last year, reflecting growth in net earned premiums and investment income as well as a combined ratio of 90%.

In comparison to the prior quarter, this segment's earnings increased $402,000 due primarily to increased investment income and net earned premiums. The combined ratio was consistent at 90%. The claims ratio increased to 64% in the third quarter reflecting the impact of severe weather in southern Alberta and was offset by a reduction in the expense ratio to 26% due to reduced policy acquisition costs. Year-to-date, Canadian Direct's net income was $4.0 million reflecting a claims ratio of 64% and a combined ratio of 90%.

On April 19, 2005, the Province of Alberta announced a six percent reduction in compulsory automobile insurance premiums, effective for policies issued or renewed after July 1, 2005. In an application to the Superintendent of Insurance, Canadian Direct successfully demonstrated that it is a provider of low cost automobile insurance and received an exemption from the roll-back. On July 27, 2005, the Province of Alberta announced a further four percent reduction, effective for policies issued or renewed after November 1, 2005. Canadian Direct has again applied to be exempted from the roll-back.

In British Columbia, Canadian Direct's growth rates for optional automobile insurance are expected to slow as a result of competitive rate decreases announced in June by provincially owned Insurance Corporation of British Columbia (ICBC). Growth rates continue to be strong for other products, particularly in Alberta where increased market acceptance is being demonstrated in growth rates in excess of 30% for both home and auto insurance policies.

($ thousands)	For the three months ended July 31 2005	April 30 2005	July 31 2004	Change from July 31 2004	For the nine months ended July 31 2005	July 31 2004
Net interest income (teb)	**$677**	$503	$520	30%	**$1,728**	$520
Other income (net)						
Net earned premiums	**17,255**	15,693	13,096	32%	**47,779**	13,096
Commissions and processing fees	**1,601**	1,694	1,675	(4)%	**4,926**	1,675
Net claims and adjustment expenses	**(11,118)**	(9,627)	(8,332)	33%	**(30,770)**	(8,332)
Policy acquisition costs	**(3,482)**	(3,807)	(2,832)	23%	**(10,213)**	(2,832)
Insurance revenue, net	**4,256**	3,953	3,607	18%	**11,722**	3,607
Gains on sale of securities	**158**	33	-	100%	**228**	-
Total revenues (net) (teb)	**5,091**	4,489	4,127	23%	**13,678**	4,127
Non-interest expenses	**2,518**	2,403	2,210	14%	**7,263**	2,210
Provision for income taxes (teb)	**920**	835	685	34%	**2,431**	685
Net income	**$1,653**	$1,251	$1,232	34%	**$3,984**	$1,232
Policies outstanding	**147,628**	142,920	131,709	12%	**147,628**	131,709
Gross written premiums	**$25,281**	$23,449	$22,069	15%	**$66,705**	$22,069
Claims loss ratio (1)	**64%**	61%	63%	100 bp	**64%**	63%
Expense ratio (2)	**26%**	29%	26%	0 bp	**26%**	26%
Combined ratio (3)	**90%**	90%	89%	100 bp	**90%**	89%
Average cash and securities ($ millions) (4)	**$71**	$64	$55	29%	**$65**	$55
Average total assets ($ millions) (4)	**$130**	$120	$112	16%	**$123**	$112

bp – basis point
teb – taxable equivalent basis, see definition on page 2.

(1) Net claims and adjustment expenses as a percentage of net earned premiums.
(2) Policy acquisition costs and non-interest expenses net of commissions and processing fees as a percentage of net earned premiums.
(3) Sum of the claims loss and expense ratios.
(4) **Average balances for 2004 are calculated for the period since acquisition.**

Fiscal 2005 Targets

The performance targets established for the 2005 fiscal year are presented in the table below together with CWB's actual performance to date.

	2005 Target	**2005 YTD Performance [1]**
Net income growth	15%	**26%**
Total revenue (teb) growth	15-18%	**24%**
Loan growth	12%	**12%**
Provision for credit losses as a percentage of average loans	0.25% or less	**0.25%**
Efficiency ratio (teb)	50.0% or less	**49.2%**
Return on equity	12% or greater	**12.6%**
Return on assets	0.98% or greater	**1.02%**

[1] 2005 YTD Performance for earnings and revenue growth is the current year results over the same period in the prior year, loan growth is the increase over the past twelve months and performance for ratio targets is the current year-to-date results annualized.

With the strong results through the first nine months, CWB is well positioned to achieve all fiscal 2005 performance targets. Key to achieving or exceeding these targets will be a continued focus on quality growth and efficiency in all lines of business and good claims experience in insurance operations. A strong capital position also creates the opportunity for CWB to actively pursue strategic acquisitions that will further enhance shareholder value.

This management's discussion and analysis is dated as of August 31, 2005

Taxable Equivalent Basis (teb)

Most banks analyze revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles and therefore may not be comparable to similar measures presented by other banks.

Canadian Banking Industry

Comparative performance indicators of the Canadian banking industry referred to in this document are obtained from the published results of the other publicly-traded Schedule I banks (Bank of Montreal, Canadian Imperial Bank of Commerce, Laurentian Bank of Canada, National Bank of Canada, Royal Bank Financial Group, Scotiabank and TD Bank Financial Group). Readers are cautioned that the banks in this industry group have operations and asset size that may not be directly comparable to each other or to Canadian Western Bank.

Forward-looking Statements

From time to time we make written and verbal forward-looking statements about our objectives and strategies, operations and targeted financial results. These may be included in our Annual Reports, regulatory filings, reports to shareholders, press releases, corporate presentations and other communications. These forward-looking statements are inherently subject to risks and uncertainties beyond the Bank's control, including, but not limited to, fluctuations in interest rates and currency values, changes in economic and political conditions, legislative or regulatory developments, technological developments and competition. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements and the reader is therefore cautioned not to place undue reliance on these statements. We do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by us or on our behalf.

Consolidated Statement of Income

(unaudited) ($ thousands, except per share amounts)	For the three months ended July 31 2005	 April 30 2005	 July 31 2004	Change from July 31 2004	For the nine months ended July 31 2005	 July 31 2004	Change from July 31 2004
Interest Income							
Loans	**$ 63,726**	$ 58,892	$ 55,011	16 %	**$ 181,970**	$ 163,129	12 %
Securities	**5,620**	5,320	3,250	73	**15,691**	10,348	52
Deposits with regulated financial institutions	**849**	955	848	0	**3,074**	3,295	(7)
	70,195	65,167	59,109	19	**200,735**	176,772	14
Interest Expense							
Deposits	**32,282**	30,921	27,590	17	**94,817**	87,758	8
Subordinated debentures	**1,905**	1,823	1,699	12	**5,645**	5,119	10
	34,187	32,744	29,289	17	**100,462**	92,877	8
Net Interest Income	**36,008**	32,423	29,820	21	**100,273**	83,895	20
Provision for Credit Losses	**2,500**	2,550	2,385	5	**7,600**	6,855	11
Net Interest Income after Provision for Credit Losses	**33,508**	29,873	27,435	22	**92,673**	77,040	20
Other Income							
Credit related	**4,504**	3,516	3,777	19	**11,652**	10,567	10
Insurance, net (Note 3)	**4,256**	3,953	3,607	18	**11,722**	3,607	225
Trust services	**2,095**	1,852	2,079	1	**5,983**	4,437	35
Retail services	**1,534**	1,389	1,255	22	**4,361**	3,728	17
Gains on sale of securities	**398**	271	107	272	**714**	1,670	(57)
Foreign exchange gains and other	**336**	368	448	(25)	**1,177**	1,195	(2)
	13,123	11,349	11,273	16	**35,609**	25,204	41
Net Interest and Other Income	**46,631**	41,222	38,708	20	**128,282**	102,244	25
Non-Interest Expenses							
Salaries and employee benefits	**14,442**	13,796	12,497	16	**41,581**	33,353	25
Premises and equipment	**4,207**	4,145	3,892	8	**12,332**	9,970	24
Other expenses	**4,470**	4,207	4,123	8	**12,673**	10,106	25
Provincial capital taxes	**438**	555	491	(11)	**1,526**	1,440	6
	23,557	22,703	21,003	12	**68,112**	54,869	24
Net Income before Provision for Income Taxes	**23,074**	18,519	17,705	30	**60,170**	47,375	27
Provision for Income Taxes	**7,862**	6,370	6,030	30	**20,593**	16,001	29
Net Income	**$ 15,212**	$ 12,149	$ 11,675	30 %	**$ 39,577**	$ 31,374	26 %
Weighted average common shares outstanding[1]	**30,565,426**	30,416,230	26,860,156	14 %	**30,061,977**	26,621,184	13 %
Earnings per Common Share[1]							
Basic	**$ 0.50**	$ 0.40	$ 0.43	16 %	**$ 1.32**	$ 1.18	12 %
Diluted	**$ 0.49**	$ 0.39	$ 0.40	23 %	**$ 1.27**	$ 1.07	19 %

[1] A stock dividend effecting a two-for-one split of the Bank's common shares was declared and paid during the first quarter of 2005. All prior period common share and per common share information has been restated to reflect this effective split.

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Balance Sheet

(unaudited) ($ thousands)		As at July 31 2005	As at April 30 2005	As at October 31 2004	As at July 31 2004	Change from July 31 2004
Assets						
Cash Resources						
Cash		**$ 2,442**	$ 5,755	$ 2,831	$ 2,280	7 %
Deposits with regulated financial institutions		**120,447**	157,062	229,895	231,405	(48)
		122,889	162,817	232,726	233,685	(47)
Securities						
Issued or guaranteed by Canada		**379,135**	414,320	238,153	170,926	122
Issued or guaranteed by a province or municipality		**156,951**	177,655	148,555	93,319	68
Other securities		**250,744**	221,744	153,779	184,314	36
		786,830	813,719	540,487	448,559	75
Securities Purchased Under Resale Agreements		**-**	-	74,966	62,996	(100)
Loans						
Residential mortgages		**839,696**	781,969	700,791	678,002	24
Other loans		**3,590,392**	3,418,358	3,268,643	3,258,373	10
		4,430,088	4,200,327	3,969,434	3,936,375	13
Allowance for credit losses	(Note 4)	**(45,442)**	(43,808)	(39,320)	(37,616)	21
		4,384,646	4,156,519	3,930,114	3,898,759	12
Other						
Land, buildings and equipment		**17,678**	18,000	18,499	19,351	(9)
Goodwill		**6,933**	6,933	6,933	6,933	0
Intangible assets		**3,902**	4,037	4,309	4,602	(15)
Insurance related		**53,423**	50,499	55,583	51,725	3
Other assets		**47,646**	47,900	55,278	40,455	18
		129,582	127,369	140,602	123,066	5
Total Assets		**$ 5,423,947**	$ 5,260,424	$ 4,918,895	$ 4,767,065	14 %
Liabilities and Shareholders' Equity						
Deposits						
Payable on demand		**$ 239,550**	$ 224,511	$ 190,214	$ 179,113	34 %
Payable after notice		**953,330**	906,055	662,518	642,598	48
Payable on a fixed date		**3,477,779**	3,391,511	3,415,056	3,318,060	5
		4,670,659	4,522,077	4,267,788	4,139,771	13
Other						
Cheques and other items in transit		**9,514**	15,473	18,175	18,961	(50)
Insurance related		**100,398**	95,510	90,427	87,251	15
Other liabilities		**69,843**	66,441	64,316	55,012	27
		179,755	177,424	172,918	161,224	11
Subordinated Debentures	(Note 5)					
Conventional		**128,126**	128,126	68,126	68,126	88
Convertible		**-**	-	42,474	46,495	(100)
		128,126	128,126	110,600	114,621	12
Shareholders' Equity						
Capital stock		**212,815**	212,730	167,125	162,050	31
Contributed surplus		**2,264**	1,893	1,159	837	170
Retained earnings		**230,328**	218,174	199,305	188,562	22
		445,407	432,797	367,589	351,449	27
Total Liabilities and Shareholders' Equity		**$ 5,423,947**	$ 5,260,424	$ 4,918,895	$ 4,767,065	14 %

Consolidated Statement of Changes in Shareholders' Equity

(unaudited) ($ thousands)		For the nine months ended July 31 2005	 July 31 2004
Capital Stock	(Note 6)		
Balance at beginning of period		**$ 167,125**	$ 150,782
Issued on debenture conversions		**42,474**	7,330
Issued on exercise or exchange of employee stock options		**3,199**	3,938
Transferred from contributed surplus on the exercise or exchange of options		**17**	-
Balance at end of period		**212,815**	162,050
Contributed Surplus			
Balance at beginning of period		**1,159**	252
Amortization of fair value of employee stock options		**1,122**	585
Transferred to capital stock on the exercise or exchange of options		**(17)**	-
Balance at end of period		**2,264**	837
Retained Earnings			
Balance at beginning of period		**199,305**	165,197
Net income		**39,577**	31,374
Dividends		**(8,513)**	(7,994)
Share issue costs, net of income taxes of $166 (2004 - $36)		**(301)**	(66)
Interest forgone on conversion by debenture holders, net of income taxes of $140 (2004 - $30)		**260**	51
Balance at end of period		**230,328**	188,562
Total Shareholders' Equity		**$ 445,407**	$ 351,449

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statement of Cash Flow

(unaudited) ($ thousands)	For the three months ended July 31 2005	July 31 2004	For the nine months ended July 31 2005	July 31 2004
Cash Flows from Operating Activities				
Net income	**$ 15,212**	$ 11,675	**$ 39,577**	$ 31,374
Adjustments to determine net cash flows				
Provision for credit losses	**2,500**	2,385	**7,600**	6,855
Depreciation and amortization	**1,306**	1,134	**4,008**	2,833
Future income taxes, net	**(993)**	1,778	**(3,140)**	2,851
Gain on sale of securities, net	**(398)**	(93)	**(714)**	(1,656)
Accrued interest receivable and payable, net	**(2,725)**	632	**(4,670)**	(10,432)
Current income taxes payable, net	**3,161**	(205)	**12,745**	(8,315)
Other items, net	**7,439**	2,528	**22,955**	(588)
	25,502	19,834	**78,361**	22,922
Cash Flows from Financing Activities				
Deposits, net	**148,582**	261,358	**402,871**	320,021
Debentures issued	**-**	-	**60,000**	-
Common shares issued	**68**	837	**3,199**	3,938
Dividends	**(3,058)**	(2,016)	**(8,513)**	(7,994)
	145,592	260,179	**457,557**	315,965
Cash Flows from Investing Activities				
Loans, net	**(230,627)**	(245,282)	**(462,132)**	(367,607)
Securities purchased under resale agreements, net	**-**	-	**74,966**	-
Interest bearing deposits with regulated financial institutions, net	**13,341**	(51,903)	**63,385**	38,516
Securities, purchases	**(297,915)**	(257,581)	**(1,085,146)**	(875,267)
Securities, sale proceeds	**210,219**	59,613	**452,846**	155,330
Securities, maturities	**114,109**	227,793	**385,150**	730,385
Land, buildings and equipment	**(849)**	(3,053)	**(2,780)**	(7,227)
Business acquisitions	**-**	-	**-**	(33,709)
	(191,722)	(270,413)	**(573,711)**	(359,579)
(Decrease) Increase in Cash and Cash Equivalents	**(20,628)**	9,600	**(37,793)**	(20,692)
Cash and Cash Equivalents at Beginning of Period	**2,621**	(9,770)	**19,786**	20,522
Cash and Cash Equivalents at End of Period *	**$ (18,007)**	$ (170)	**$ (18,007)**	$ (170)
*** Represented by:**				
Cash resources per consolidated balance sheet	**$ 122,889**	$ 233,685	**$ 122,889**	$ 233,685
Interest bearing deposits with regulated financial institutions	**(131,382)**	(214,894)	**(131,382)**	(214,894)
Cheques in transit	**(9,514)**	(18,961)	**(9,514)**	(18,961)
Cash and Cash Equivalents at End of Period	**$ (18,007)**	$ (170)	**$ (18,007)**	$ (170)
Supplemental Disclosure of Cash Flow Information				
Amount of interest paid in the period	**$ 36,182**	$ 30,727	**$ 102,520**	$ 101,896
Amount of income taxes paid in the period	**$ 5,694**	$ 6,254	**$ 10,988**	$ 23,175

The accompanying notes are an integral part of the interim consolidated financial statements.

(unaudited)
($ thousands, except per share amounts)

1. Basis of Presentation

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2004 as set out on pages 46 to 68 of the Bank's 2004 Annual Report. These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), including the accounting requirements of the Superintendent of Financial Institutions Canada, using the same accounting policies as the audited consolidated financial statements for the year ended October 31, 2004, except as explained in Note 2 below.

2. Changes in Accounting Policies

Consolidation of Variable Interest Entities (VIEs)

The CICA has issued an accounting guideline effective November 1, 2004. The guideline provides a framework for identifying VIEs and requires the consolidation of VIEs if the company is the primary beneficiary of the VIE. These requirements have no impact on the Bank's financial statement presentation.

Liabilities and Equity

Effective November 1, 2004, certain obligations that must or could be settled with a variable number of the issuer's own equity instruments are required to be presented in the financial statements as liabilities rather than equity. These requirements have no impact on the Bank's financial statement presentation.

3. Insurance Income

Insurance income reported in other income on the consolidated statement of income is presented net of claims, adjustment and policy acquisition expenses. Prior to the acquisition of Canadian Direct Insurance Incorporated on April 30, 2004, the Bank had no insurance operations.

	For the three months ended			For the nine months ended	
	July 31 2005	April 30 2005	July 31 2004	**July 31 2005**	July 31 2004
Net earned premiums and other	**$ 19,371**	$ 16,872	$ 14,771	**$ 52,705**	$ 14,771
Net claims, adjustment and policy acquisition expenses	**15,115**	12,919	11,164	**40,983**	11,164
	$ 4,256	$ 3,953	$ 3,607	**$ 11,722**	$ 3,607

4. Allowance for Credit Losses

	For the three months ended				For the nine months ended	
	July 31 2005	April 30 2005	October 31 2004	July 31 2004	**July 31 2005**	July 31 2004
Balance at beginning of period	**$ 43,808**	$ 41,555	$ 37,616	$ 37,623	**$ 39,320**	$ 35,365
Provision for credit losses	**2,500**	2,550	2,535	2,385	**7,600**	6,855
Write-offs	**(924)**	(436)	(848)	(2,629)	**(1,699)**	(4,897)
Recoveries	**58**	139	17	237	**221**	293
Balance at end of period	**$ 45,442**	$ 43,808	$ 39,320	$ 37,616	**$ 45,442**	$ 37,616

	As at July 31 2005	As at April 30 2005	As at October 31 2004	As at July 31 2004
Specific allowance	**$ 11,386**	$ 10,872	$ 10,504	$ 10,027
General allowance	**34,056**	32,936	28,816	27,589
Total allowance	**$ 45,442**	$ 43,808	$ 39,320	$ 37,616

5. Subordinated Debentures

During the first quarter, all of the outstanding publicly traded convertible debentures in the amount of $42,474 were converted by the holders into 2,785,144 common shares. Interest foregone on conversion by debenture holders, net of tax, was credited to retained earnings.

On November 19, 2004, the Bank issued $60,000 of conventional subordinated debentures. The debentures have a fixed interest rate of 5.55% until November 19, 2009. Thereafter the rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 160 basis points until maturity on November 19, 2014. The Bank may redeem the debentures on or after November 20, 2009 with the approval of the Office of the Superintendent of Financial Institutions.

6. Capital Stock and Employee Stock Options

Capital Stock

	For the three months ended			
	July 31, 2005		July 31, 2004	
	Number of Shares	**Amount**	Number of Shares	Amount
Common Shares				
Outstanding at beginning of period	**30,533,885**	**$ 212,731**	26,813,786	$ 161,124
Issued on conversion of debentures	**-**	**-**	5,834	89
Issued on exercise or exchange of options	**43,204**	**67**	91,692	837
Transferred from contributed surplus on exercise or exchange of options	**-**	**17**	-	-
Outstanding at end of period	**30,577,089**	**$ 212,815**	26,911,312	$ 162,050

	For the nine months ended			
	July 31, 2005		July 31, 2004	
	Number of Shares	**Amount**	Number of Shares	Amount
Common Shares				
Outstanding at beginning of period	**27,330,260**	**$ 167,125**	26,004,132	$ 150,782
Issued on conversion of debentures	**2,785,144**	**42,474**	480,640	7,330
Issued on exercise or exchange of options	**461,685**	**3,199**	426,540	3,938
Transferred from contributed surplus on exercise or exchange of options	**-**	**17**	-	-
Outstanding at end of period	**30,577,089**	**$ 212,815**	26,911,312	$ 162,050

A stock dividend effecting a two-for-one split of the Bank's common shares was declared and paid during the first quarter of 2005. All prior period common share, per common share and option information has been restated to reflect this effective split.

Employee Stock Options

	For the three months ended			
	July 31, 2005		July 31, 2004	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Balance at beginning of period	**1,995,492**	**$ 15.88**	1,995,136	$ 12.56
Granted	**135,500**	**27.59**	254,000	20.13
Exercised or exchanged	**(67,930)**	**(11.11)**	(91,692)	(9.12)
Forfeited	**(28,500)**	**(16.50)**	(10,400)	(15.33)
Balance at end of period	**2,034,562**	**$ 16.81**	2,147,044	$ 13.59

	For the nine months ended			
	July 31, 2005		July 31, 2004	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Balance at beginning of period	**2,521,470**	**$ 14.93**	2,307,984	$ 12.01
Granted	**145,500**	**27.23**	281,000	20.07
Exercised or exchanged	**(590,908)**	**(11.31)**	(426,540)	(9.24)
Forfeited	**(41,500)**	**(17.21)**	(15,400)	(16.30)
Balance at end of period	**2,034,562**	**$ 16.81**	2,147,044	$ 13.59
Exercisable at end of period	**488,462**	**$ 10.17**	1,132,974	$ 10.68

In March 2005 shareholders approved amendments to the share incentive plan. The terms of the plan now allow the holders of vested options a cashless settlement alternative whereby the option holder can either (a) elect to receive shares by delivering cash to the Bank in the amount of the option exercise price or (b) elect to receive the number of shares equivalent to the excess of the market value of the shares under option over the exercise price. Of the 67,930 options exercised or exchanged in the third quarter (372,914 since March 2005), option holders exchanged the rights to 60,730 (297,514 since March 2005) options and received 36,004 (168,291 since March 2005) shares in return, under the cashless settlement alternative.

In the nine months ended July 31, 2005, salary expense of $1,122 (2004 – $585) was recognized relating to the estimated fair value of options granted since November 1, 2002. The fair value of options granted was estimated using a binomial option pricing model with the following variables and assumptions: (i) risk-free interest rate of 3.2% (2004 – 3.8%), (ii) expected option life of 4.0 years (2004 – 3.9 years), (iii) expected volatility of 18% (2004 – 19%), and (iv) expected dividends of 1.5% (2004 – 1.9%). The weighted average fair value of options granted was estimated at $4.35 (2004 - $3.40) per share.

7. Contingent Liabilities and Commitments

Significant contingent liabilities and commitments, including guarantees provided to third parties, are discussed in Note 20 of the Bank's audited consolidated financial statements for the year ended October 31, 2004 (see page 62 of the 2004 Annual Report) and include:

	As at July 31 2005	As at April 30 2005	As at October 31 2004	As at July 31 2004
Guarantees and standby letters of credit				
Balance outstanding	**$ 109,976**	$ 102,548	$ 94,270	$ 91,249
Business credit cards				
Total approved limit	**3,433**	3,321	2,002	1,312
Balance outstanding	**933**	749	376	257

In the ordinary course of business, the Bank and its subsidiaries are party to legal proceedings. Based on current knowledge, the Bank does not expect the outcome of any of these proceedings to have a material effect on the consolidated financial position or results of operations.

8. Trust Assets Under Administration

Trust assets under administration represent assets held for personal and corporate trust clients, administered by subsidiaries, and are kept separate from the subsidiaries' own assets. Trust assets under administration are not reflected in the consolidated balance sheet and relate to the banking and trust segment.

	As at July 31 2005	As at April 30 2005	As at October 31 2004	As at July 31 2004
Trust assets under administration	**$ 2,788,785**	$ 2,374,664	$ 1,759,473	$ 1,637,940

Effective January 31, 2005 trust assets under administration are presented at market value which is standard for the industry. In prior periods, trust assets under administration were presented at historical cost. Comparative figures have not been restated as market value information is not readily available.

9. Interest Rate Sensitivity

The Bank's exposure to interest rate risk as a result of a difference or gap between the maturity or repricing date of interest sensitive assets and liabilities, including off-balance sheet items, is discussed in Note 23 of the audited consolidated financial statements for the year ended October 31, 2004 (see page 63 of the 2004 Annual Report). The following table shows the gap position for selected time intervals:

($ millions)	Floating Rate or Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Sensitive	Total
July 31, 2005								
Total assets	$ 2,445	$ 320	$ 1,068	$ 3,833	$ 2,198	$ 100	$ 87	$ 6,218
Total liabilities and equity	2,658	408	847	3,913	1,720	-	585	6,218
Interest rate sensitive gap	$ (213)	$ (88)	$ 221	$ (80)	$ 478	$ 100	$ (498)	$ -
Cumulative gap	$ (213)	$ (301)	$ (80)	$ (80)	$ 398	$ 498	$ -	$ -
Cumulative gap as a percentage of total assets	(3.4%)	(4.8%)	(1.3%)	(1.3%)	6.4%	8.0%	0.0%	0.0%
April 30, 2005								
Cumulative gap	$ (327)	$ (372)	$ (117)	$ (117)	$ 354	$ 455	$ -	$ -
Cumulative gap as a percentage of total assets	(5.3%)	(6.1%)	(1.9%)	(1.9%)	5.8%	7.4%	0.0%	0.0%
October 31, 2004								
Cumulative gap	$ 18	$ (11)	$ 13	$ 13	$ 284	$ 356	$ -	$ -
Cumulative gap as a percentage of total assets	0.3%	(0.2%)	0.2%	0.2%	4.9%	6.1%	0.0%	0.0%

10. Segmented Information

The Bank operates principally in two industry segments - banking and trust, and insurance. These two segments differ in products and services but are both within the same geographic region. Prior to the acquisition of Canadian Direct Insurance Incorporated on April 30, 2004, the Bank only had banking and trust operations.

The banking and trust segment provides services to personal clients and small to medium-sized commercial business clients primarily in western Canada. The insurance segment provides home and automobile insurance direct to individuals in British Columbia and Alberta.

	Banking and Trust			Insurance		
	Three months ended			Three months ended		
	July 31 2005	April 30 2005	July 31 2004	July 31 2005	April 30 2005	July 31 2004
Net interest income (teb)[1]	**$ 36,287**	$ 32,803	$ 30,230	**$ 677**	$ 503	$ 520
Less teb adjustment	**941**	883	930	**15**	-	-
Net interest income per financial statements	**35,346**	31,920	29,300	**662**	503	520
Other income[2]	**8,709**	7,363	7,666	**4,414**	3,986	3,607
Total revenues	**44,055**	39,283	36,966	**5,076**	4,489	4,127
Provision for credit losses	**2,500**	2,550	2,385	**-**	-	-
Non-interest expenses	**21,039**	20,300	18,793	**2,518**	2,403	2,210
Provision for income taxes	**6,957**	5,535	5,345	**905**	835	685
Net income	**$ 13,559**	$ 10,898	$ 10,443	**$ 1,653**	$ 1,251	$ 1,232
Average total assets ($ millions)[3]	**$ 5,204**	$ 5,051	$ 4,508	**$ 130**	$ 120	$ 112

	Total		
	Three months ended		
	July 31 2005	April 30 2005	July 31 2004
Net interest income (teb)[1]	**$ 36,964**	$ 33,306	$ 30,750
Less teb adjustment	**956**	883	930
Net interest income per financial statements	**36,008**	32,423	29,820
Other income[2]	**13,123**	11,349	11,273
Total revenues	**49,131**	43,772	41,093
Provision for credit losses	**2,500**	2,550	2,385
Non-interest expenses	**23,557**	22,703	21,003
Provision for income taxes	**7,862**	6,370	6,030
Net income	**$ 15,212**	$ 12,149	$ 11,675
Average total assets ($ millions)[3]	**$ 5,334**	$ 5,171	$ 4,620

	Banking and Trust		Insurance		Total	
	Nine months ended		Nine months ended		Nine months ended	
	July 31 2005	July 31 2004	July 31 2005	July 31 2004	July 31 2005	July 31 2004
Net interest income (teb)[1]	**$ 101,184**	$ 85,960	**$ 1,728**	$ 520	**$ 102,912**	$ 86,480
Less teb adjustment	**2,624**	2,585	**15**	-	**2,639**	2,585
Net interest income per financial statements	**98,560**	83,375	**1,713**	520	**100,273**	83,895
Other income[2]	**23,659**	21,597	**11,950**	3,607	**35,609**	25,204
Total revenues	**122,219**	104,972	**13,663**	4,127	**135,882**	109,099
Provision for credit losses	**7,600**	6,855	**-**	-	**7,600**	6,855
Non-interest expenses	**60,849**	52,659	**7,263**	2,210	**68,112**	54,869
Provision for income taxes	**18,177**	15,316	**2,416**	685	**20,593**	16,001
Net income	**$ 35,593**	$ 30,142	**$ 3,984**	$ 1,232	**$ 39,577**	$ 31,374
Average total assets ($ millions)[3]	**$ 5,044**	$ 4,344	**$ 124**	$ 112	**$ 5,168**	$ 4,456

(1) Taxable Equivalent Basis (teb) - Most banks analyze revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles and therefore may not be comparable to similar measures presented by other banks.

(2) Other income for the insurance segment is presented net of net claims, adjustment expenses and policy acquisition expenses.

(3) Assets are disclosed on an average daily balance basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

11. Future Accounting Changes

Financial Instruments
The CICA has issued three new accounting standards: *Financial Instruments - Recognition and Measurement, Hedges, and Comprehensive Income,* which are effective for the Bank as of November 1, 2006. The impact of these new standards on the Bank's financial statements is not yet determinable as it will be dependant on the Bank's outstanding positions and their fair values at the time of implementation.

12. Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current period's presentation.

Shareholder Information

Head Office
Canadian Western Bank & Trust
Suite 2300, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, AB T5J 3X6
Telephone: (780) 423-8888
Fax: (780) 423-8897
Website: www.cwbank.com

Subsidiary Offices
Canadian Western Trust Company
Suite 2200, 666 Burrard Street
Vancouver, BC V6C 2X8
Telephone: (800) 663-1124
Fax: (604) 669-6069
Website: www.cwt.ca

Canadian Direct Insurance Incorporated
Suite 217, 610 - 6th Street
New Westminster, BC V3L 3C2
Telephone: (888) 225-5234
Fax: (604) 517-3224
Website: www.canadiandirect.com

Valiant Trust Company
Suite 310, 606 - 4th Street S.W.
Calgary, AB T2P 1T1
Telephone: (403) 233-2801
Fax: (403) 233-2857
Website: www.valianttrust.com

Stock Exchange Listing
The Toronto Stock Exchange
Share Symbol: CWB

Transfer Agent and Registrar
Valiant Trust Company
Suite 310, 606 - 4th Street S.W.
Calgary, AB T2P 1T1
Telephone: (403) 233-2801
Fax: (403) 233-2857
Website: www.valianttrust.com

Investor Relations
For further financial information contact:
Matt Colpitts
Senior Manager, Investor and Public Relations
Canadian Western Bank
Telephone: (780) 441-3770
Fax: (780) 423-8899
E-mail: InvestorRelations@cwbank.com

or visit our website at www.cwbank.com

Complaints or Concerns regarding Accounting, Internal Accounting Controls or Auditing Matters

Please contact either:
Tracey C. Ball
Executive Vice President and Chief Financial Officer
Canadian Western Bank
Telephone: (780) 423-8855
Fax: (780) 423-8899
E-mail: tracey.ball@cwbank.com

or

Robert A. Manning
Chairman of the Audit Committee
c/o 210 - 5324 Calgary Trail
Edmonton, AB T6H 4J8
Telephone: (780) 438-2626
Fax: (780) 438-2632
E-mail: rmanning@shawbiz.ca

Online Investor Information
Additional investor information including supplemental financial information and a corporate presentation is available on our website at www.cwbank.com

Quarterly Conference Call and Webcast
Our quarterly conference call and live audio webcast will take place on Wednesday, August 31, 2005 at 11:30 am MT. The webcast will be archived on our website at www.cwbank.com for sixty days. A replay of the conference call will be available until September 14, 2005 by dialing toll-free (877) 289-8525 and entering passcode 21111837#.